UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): June 25, 2019
Valley National Bancorp
(Exact Name of Registrant as Specified in Charter)

New Jersey	1-11277	22-2477875
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1455 Valley Road, Wayne, New Jersey	07470
(Address of Principal Executive Offices)	(Zip Code)
(973) 305-8800
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of exchange on which registered
Common Stock, no par value	VLY	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series A, no par value	VLYPP	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series B, no par value	VLYPO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging Growth Company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01    Regulation FD Disclosure.

Valley National Bancorp (“Valley”) is furnishing presentation materials used in connection with an investor call held after the announcement of the Merger (as defined below). The presentation materials are included as Exhibit 99.1 to this report pursuant to Item 7.01 of Form 8-K. Valley is not undertaking to update these presentation materials. The information being furnished pursuant to Item 7.01 of this report (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in Item 7.01 of this report will not be deemed an admission as to the materiality of any information herein (including Exhibit 99.1).

Item 8.01    Other Events.

On June 26, 2019, Valley announced its entry into an Agreement and Plan of Merger with Oritani Financial Corp. (“Oritani”), providing for the merger of Oritani with and into Valley, with Valley as the surviving entity, and the merger of Oritani Bank with and into Valley National Bank, with Valley National Bank as the surviving entity (the “Merger”).

Valley and Oritani issued a joint press release in connection with the announcement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Valley intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 containing a joint proxy statement of Valley and Oritani that also constitutes a prospectus of Valley. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus, and other documents filed by Valley with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Valley or Oritani. However, Valley, Oritani, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from security holders of Valley or Oritani in respect of the proposed transaction. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the Commission on March 8, 2019 and its Annual Report on Form 10-K for the year ended December 31, 2018, each of which can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of Oritani may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the Commission on October 11, 2018 and its Annual Report on Form 10-K for the year ended June 30, 2018, each of which can be obtained free of charge from Oritani’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.

Forward Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed Merger. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the Merger or to satisfy other conditions to the Merger on the proposed terms and within the proposed timeframe including, without limitation, delays in closing the Merger; the inability to realize expected cost savings and synergies from the Merger in amounts or in the timeframe anticipated; changes in the estimates of non-recurring charges; the diversion of management’s time on issues relating to the Merger; costs or difficulties relating to Oritani integration matters might be greater than expected; changes in the stock price of Valley from the date of the Merger announcement to the closing date; material adverse changes in Valley’s or Oritani’s operations or earnings; the inability to retain customers and qualified employees of Oritani; the inability to repay $635 million of higher cost FHLB borrowings in conjunction with the Merger; developments in the DC Solar bankruptcy and federal investigations that could require the recognition of additional tax provision charges related to uncertain tax liability positions; higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; and weakness or a decline in the U.S. economy, in particular in New Jersey, the New York Metropolitan area (including Long Island), Florida and Alabama; an unexpected decline in commercial real estate values within our market areas, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2018. Valley assumes no obligation for updating any such forward-looking statement at any time.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits
99.1	Valley National Bancorp presentation materials used for investor call regarding the Merger on June 26, 2019.

The Valley National Bancorp presentation materials disclosed in this Item 9.01 as Exhibit 99.1 shall be considered “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended.

99.2	Joint press release, dated June 26, 2019, announcing the Merger.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2019	VALLEY NATIONAL BANCORP

	By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer